SEC FILE NUMBER:	001-38914
CUSIP NUMBER:	151190105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Celularity Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

170 Park Ave

Address of Principal Executive Office (Street and Number)

Florham Park, NJ 07932

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Celularity Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Q3 Form 10-Q”) with the Securities and Exchange Commission (“SEC”) within the prescribed time period. Despite working diligently in an effort to timely file its Q3 Form 10-Q, the Company has been unable to complete all work necessary to timely file its Q3 Form 10-Q. As of the date of this Notification of Late Filing (Form 12b-25), the Company has not yet completed the preparation of the financial statements, including its goodwill impairment testing for the quarter ended September 30, 2023. Although not yet complete, the Company anticipates a material goodwill impairment charge on its Cell Therapy reporting unit between $26 and $83 million. The expected impairment charge with reduce the Company’s assets and will contribute towards the Company incurring a net loss for the quarter ended September 30, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David Beers	609	955-4969
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a material goodwill impairment charge on its Cell Therapy reporting unit between $26 and $83 million for the quarter ended September 30, 2023. There was no such goodwill impairment charge for the prior quarter ended September 30, 2022.

Celularity Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2023	By:	/s/ David C. Beers
Name: David C. Beers
Title: Chief Financial Officer